UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-U

Current Report Pursuant to Regulation A

Date of Report (Date of earliest event reported): September 19, 2022

Otis Collection LLC
(Exact name of issuer as specified in its charter)

Delaware	84-3316802
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

6 Harrison Street, 5th Floor, New York, NY 10013
(Full mailing address of principal executive offices)

201-479-4408
(Issuer’s telephone number, including area code)

Series Collection Drop 001, Series Collection Drop 002, Series Collection Drop 003, Series Collection Drop 004, Series Collection Drop 005, Series Collection Drop 006, Series Collection Drop 007, Series Collection Drop 008, Series Collection Drop 009, Series Collection Drop 010, Series Collection Drop 012, Series Collection Drop 013, Series Collection Drop 014, Series Collection Drop 018
(Title of each class of securities issued pursuant to Regulation A)

Item 9
Other Events
Liquidity Platform Update
Otis Wealth, Inc. (the “Manager”), the manager of Otis Collection LLC, a Delaware series limited liability company (the “Company”), is a wholly owned subsidiary of Public Holdings, Inc., a Delaware corporation (“Public”). Public operates the web- and mobile app-based platform called Public.com (the “Public Platform”).
The Public Platform will, on the date communicated through the Public Platform,  enable investors to buy and sell membership interests in series of the Company (“interests”) via the Public Private Execution Network Alternative Trading System (the “PPEX ATS”) operated by North Capital Private Securities Corporation (“North Capital”). As of the date hereof, the PPEX ATS is the sole trading platform approved by the Manager for secondary transfers of interests (for the avoidance of doubt, transfers may occur outside of a trading platform). As of September 16, 2022, no further secondary transactions are able to be submitted through the mobile app-based platform called Otis operated by our Manager.
Secondary transactions submitted through the Public Platform will be executed by Dalmore Group, LLC (“Dalmore”). In connection therewith, Dalmore receives a commission of up to 5% of the gross proceeds (up to 2.5% from the buyer and up to 2.5% from the seller involved in a transaction) from sales of interests on the Public Platform, such specific percentage as disclosed on the Public Platform. These fees are subject to change, as further disclosed on the Public Platform. For the avoidance of doubt, the Company is not responsible for these fees.
Safe Harbor Statement
This Current Report on Form 1-U may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The words “anticipates,” “believes,” “continue,” “could,” “estimates,” “expects,” “intends,” “may,” “might,” “plans,” “possible,” “potential,” “predicts,” “projects,” “seeks,” “should,” “will,” “would” and similar expressions and variations, or comparable terminology, or the negatives of any of the foregoing, may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Such forward-looking statements are subject to various risks and uncertainties. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should be considering in conjunction with the cautionary statements that are included in our filings with the Commission. The Company undertakes no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

EXHIBITS
The following exhibits are filed herewith:
Exhibit No.	Description
6.1.5.2	Amendment No. 1 to Secondary Market Transactions Engagement Letter, dated September 16, 2022, between Otis Collection LLC and Dalmore Group, LLC

SIGNATURES
Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 19, 2022	OTIS COLLECTION LLC By: Otis Wealth, Inc., its managing member

/s/ Keith Marshall
Name: Keith Marshall
Title: President, Secretary, Treasurer & Sole Director